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                 March 1, 2021

       Tara Smith
       Senior Vice President
       Discovery Communications, LLC
       8403 Colesville Road
       Silver Spring, MD 20910

                                                        Re: Discovery
Communications, LLC
                                                            Registration
Statement on Form S-4
                                                            Filed February 23,
2021
                                                            File No. 333-253397

       Dear Ms. Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
       Legal Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Erika Robinson